                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM 11-K

                         ------------------------------

[X] Annual Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                                       or

[] Transitional Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________.


                                     1-5452
                            (Commission File Number)


                     ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                    Full title of the plan and the address of
           the plan, if different from that of the issuer named below



                                   ONEIDA LTD.
                             163-181 Kenwood Avenue
                             Oneida, New York 13421
                                 (315) 361-3636
                Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office:

                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
                              FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

                                      Index


                                                                                                          Page

Report of Independent Accountants ...................................................................        3

Financial Statements:

   Statements of Net Assets Available for Benefits,
      as of December 31, 2001 and 2000 ..............................................................        4

   Statements of Changes in Net Assets Available for Benefits,
       for the Years Ended December 31, 2001 and 2000 ...............................................        5

   Notes to Financial Statements ....................................................................      6-8

Supplemental Schedule:

   Schedule of Assets Held for Investment Purposes,
      Schedule H, Item VI(i), as of December 31, 2001 * .............................................     9-10


Signature Page.......................................................................................       11

Exhibits:

   Exhibit 23 - Consent of Independent Accountants                                                          12





* Refers to item number in Federal Form 5500.

                        Report of Independent Accountants



To the Trustees, Administrative Committee and Participants of the Oneida Silversmiths
401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oneida Silversmiths 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






April 23, 2002

Oneida Silversmiths 401(k) Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
------------------------------------------------------------------------------





Assets                                                                                 2001               2000

Investments, at fair value:
    Mutual Funds                                                                    $55,863,712        $59,985,247
    Common Stock                                                                        156,164            330,851
    Participant loans                                                                 2,161,303          2,352,292
                                                                                    -----------        -----------
        Total investments                                                            58,181,179         62,668,390
                                                                                    ------------       -----------
        Net Assets Available for Benefits                                           $58,181,179        $62,668,390
                                                                                    ------------       -----------
                                                                                    ------------       -----------







    The accompanying notes are an integral part of the financial statements.

Oneida Silversmiths 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
-------------------------------------------------------------------------------






                                                                                       2001               2000
Additions to net assets attributed to:
    Investments:
      Interest and dividends                                                        $ 1,570,307        $ 3,483,000
      Net depreciation in fair value of investments                                 (6,456,551)        (6,405,447)
    Contributions:
      Participants                                                                    4,230,453          5,012,976
      Employer                                                                                -            181,338
    Loan interest income                                                                190,270            189,012
    Transfers from other plan (Note 2)                                                1,436,535                  -
                                                                                   ------------       ------------
        Total additions                                                                 971,014          2,460,879
                                                                                   ------------       ------------

Deductions from net assets attributed to:
    Distributions to participants                                                     5,436,067          2,800,147
    Administrative expenses                                                              22,158             17,894
                                                                                   ------------       ------------
        Total deductions                                                              5,458,225          2,818,041
                                                                                   ------------       ------------
        Net decrease                                                                (4,487,211)          (357,162)

Net assets at beginning of year                                                      62,668,390         63,025,552
                                                                                   ------------       ------------
        Net Assets at End of Year                                                   $58,181,179        $62,668,390
                                                                                   ============       ============





    The accompanying notes are an integral part of the financial statements.

Oneida Silversmiths 401(k) Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------




1.       Summary of Significant Accounting Policies

         The financial statements for the Oneida Silversmiths 401(k) Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. The accounting principles and practices which affect the more significant elements of the financial statements are:

         Investments - Investments are carried at fair value based upon quoted market prices in active markets at year end. Income from investments is recorded on an accrual basis. The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

         Loans Receivable - Loans receivable from participants are carried at cost which approximates fair value.

         Contributions - Contributions from Oneida Ltd. (the "Company") to the Plan are discretionary.

         Administrative Costs - Various administrative costs, principally administrator's fees, are paid by the Company. Investment expenses are paid by the Plan.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties - The Plan provides for various investment options in any combination of mutual funds or the Company's common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Oneida Silversmiths 401(k) Savings Plan

Notes to Financial Statements
------------------------------------------------------------------------------


2.       Description of the Plan

         The Plan is a defined contribution plan principally comprised of employee payroll withholdings, deferred bonuses and employer contributions. All full-time employees of Oneida Silversmiths, Kenwood Silver Company and Buffalo China, Inc. non-union employees are eligible after six months service, while non-bargaining unit employees are eligible after 1,000 hours of service within a calendar year or within the first year of service. The Plan also has established criteria for redistribution of forfeitures, normal, early and disability retirement, death benefits and withdrawals of voluntary contributions under approved financial hardship cases.

         After 5 vesting years of service, participants are fully vested in any employer contributions to their accounts, as well as earnings thereon. A vesting year of service is any year in which the employee works 1,000 or more hours. Participants are always fully vested in their contributions to the Plan and any earnings thereon. Forfeited employer contributions are allocated to participants Employees' Stock Ownership Plan ("ESOP") accounts according to that Plan's allocation methodology.

         Voluntary participant contributions are allowed to a maximum of fifteen percent (15%) of the participants' gross compensation for the plan year on a pre-tax basis or the Internal Revenue Service permitted maximum pre-tax contribution for the current year. The Plan allows participants to hold no more than twenty-five percent (25%) of the participants existing account balance in Oneida Ltd. Company Stock. Participants in the Plan may allocate no more than twenty-five percent (25%) of payroll contributions to the Oneida Ltd. Company Stock Fund.

         The Plan allows participants to borrow amounts up to $50,000 from their accounts. Participant loans are repayable over one to five years, or up to 30 years if for a primary residence, and bear interest at prime plus 1%.

         While the Company anticipates and believes that the Plan will continue, the Company reserves the right to discontinue contributions or terminate the Plan at any time. Upon termination, and after payment of all expenses, the assets of the Plan will be distributed to participants based upon amounts standing to their credit as of the date of liquidation.

         Plan assets include accounts of terminated employees who have elected not to remain in the plan. These assets amounted to approximately $421,000 at December 31, 2001.

         During 2001, $1,436,535 was transferred from the former Delco International, Ltd. Plan which was terminated subsequent to the acquisition of Delco by Oneida.

3.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan continues to qualify and to operate as designed.

Oneida Silversmiths 401(k) Savings Plan

Notes to Financial Statements
------------------------------------------------------------------------------

4.       Investments

         Investments are held within various mutual funds or the Company's common stock as directed by the participants. While some funds maintain constant net asset values, neither income nor principal is guaranteed for any investments. Participants may make transfers between funds at any time.

         Participants may direct funds in any whole percent increment to the investment vehicles offered by the Plan. The Plan offers 71 mutual funds and the Company's common stock as investment options. The mutual funds have varying investment objectives which include generating capital appreciation on domestic and international common stocks, interest income from corporate and government bonds and dividend income.

         Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

         Investments representing 5% or more of the net assets available for plan benefits at December 31, 2001 consist of the following:

                                                                                                          Fair
                                                                                       Units              Value

         Fidelity Magellan                                                             170,967         $ 17,818,163
         Fidelity Managed Income Portfolio                                           7,526,179            7,526,179
         Fidelity Spartan U.S. Equity Index                                            111,223            4,520,089
         Fidelity Equity Income                                                        220,533           10,755,401
         Fidelity Retirement Government Money Market                                 3,244,087            3,244,087


         Net depreciation in the fair value of investments for the year ended December 31, 2001 consists of the following:


         Mutual Funds                                                                                  $(6,380,116)
         Oneida LTD. Common Stock                                                                          (76,435)
                                                                                                     ---------------
                                                                                                       $(6,456,551)
                                                                                                     ---------------
                                                                                                     ---------------


5.       Transactions with Parties-in-Interest

         As of December 31, 2001 and 2000, the Plan held certain securities issued by the Company as follows:


                                                     December 31, 2001                  December 31, 2000
                                                    -----------------------          ------------------------
                                                    Number of        Fair            Number of          Fair
                                                    Shares           Value            Shares            Value

         Oneida LTD. Common Stock                    12,059        $156,164           17,826           $330,851


Oneida Silversmiths 401(k) Savings Plan

Schedule of Assets Held for Investment Purposes
Schedule H, Item VI(I) of Form 5500 as of December 31, 2001
-------------------------------------------------------------------------------


                                                                  Share                                 Market
                                                                 Balance           Price at            Value at
Mutual Funds                                                   at 12/31/01         12/31/01            12/31/01
Fidelity Mutual Funds
Fidelity Cash Reserves                                             53,083            $ 1.00             $  53,083
Retrmt Money Mkt Portfolio                                        203,210            $ 1.00               203,210
Capital & Income                                                        3            $ 6.78                    19
GNMA                                                                7,733            $10.86                83,978
Gov't Securities Fund                                               5,876            $ 9.97                58,588
Institutional Short In Gov't Fund                                   4,285            $ 9.45                40,491
Investment Grade Bond Fund                                         17,528            $ 7.34               128,656
US Bond Index Fund                                                  5,023           $ 10.80                54,248
Balanced Fund                                                       4,075           $ 14.90                60,718
Convertible Securities                                                495           $ 19.90                 9,853
Equity Income II                                                    2,709           $ 21.03                56,961
Fidelity Fund                                                       1,105           $ 28.88                31,919
Fidelity Asset Manager                                              1,876           $ 14.34                26,906
Freedom Income Fund                                                 7,736           $ 10.93                84,549
Freedom 2000 Fund                                                  24,489           $ 11.52               282,110
Freedom 2010 Fund                                                  51,343           $ 12.61               647,431
Freedom 2020 Fund                                                  48,815           $ 12.58               614,090
Growth & Income Portfolio                                           3,183           $ 37.38               118,987
Puritan Fund                                                        5,280           $ 17.67                93,305
Real Estate Investment Fund                                         2,416           $ 18.52                44,752
Utilities Fund                                                        671           $ 13.49                 9,050
Blue Chip                                                          10,613           $ 42.94               455,711
Capital Appreciation                                                3,137           $ 20.55                64,464
Contrafund                                                          6,685           $ 42.77               285,902
Disciplined Equity                                                    224           $ 22.10                 4,953
Dividend Growth                                                    14,659           $ 28.33               415,276
AGGR (Emerging) Growth                                             54,540           $ 19.02             1,037,342
Export & Multinational                                              1,668           $ 16.97                28,300
Fidelity Fifty                                                      2,714           $ 16.12                43,743
Fidelity Asset Manager-Growth                                       2,660           $ 15.50                41,236
Fidelity 2030 Fund                                                 19,425           $ 12.56               243,981
Growth Company                                                      4,172           $ 53.22               222,027
Large Cap-Stock                                                       893           $ 14.56                12,998
Low-Priced Stock                                                   12,046           $ 27.42               330,312
Mid-Cap Stock                                                      24,891           $ 22.57               561,789
OTC Portfolio                                                       3,359           $ 31.17               104,699
Independence (Retirement Growth)                                    1,218           $ 15.77                19,210
Small-Cap Selector                                                  6,030           $ 16.80               101,307
Stock Selector                                                        263           $ 21.13                 5,565



*Denotes party-in-interest
                                   (continued)

Oneida Silversmiths 401(k) Savings Plan


Schedule of Assets Held for Investment Purposes
Schedule H, Item VI(I) of Form 5500 as of December 31, 2001
------------------------------------------------------------------------------


                                                                  Share                                 Market
                                                                 Balance           Price at            Value at
Mutual Funds                                                   at 12/31/01         12/31/01            12/31/01
Fidelity Mutual Funds (Continued)
Focused Stock                                                         438           $ 11.76             $   5,145
Trend Fund                                                            291           $ 49.04                14,265
Value                                                               1,475           $ 51.51                75,998
Canada                                                                519           $ 18.97                 9,841
Diversified International                                           1,395           $ 19.08                26,613
Emerging Markets                                                    2,648            $ 7.80                20,651
Europe                                                              1,794           $ 24.76                44,412
Europe Capital Appreciation                                         4,885           $ 16.50                80,606
International Growth & Income                                          31           $ 18.76                   580
AGGR International Value                                              439           $ 12.07                 5,301
Japan                                                               5,725            $ 9.10                52,099
Latin America                                                       2,862           $ 12.01                34,369
New Markets Income                                                  2,317           $ 10.91                25,277
Overseas                                                              340           $ 27.42                 9,323
Pacific Basin                                                         893           $ 13.85                12,367
Southeast Asia                                                      4,849           $ 10.98                53,239
Worldwide                                                          14,808           $ 14.66               217,079
Magellan                                                          170,967           $104.22            17,818,163
Retirement Gov't Money Market                                   3,244,087            $ 1.00             3,244,087
Managed Income Portfolio                                        7,526,179            $ 1.00             7,526,179
Spartan 500 Index                                                   2,038           $ 78.89               160,787
Spartan US Equity Index                                           111,223           $ 40.64             4,520,089
Equity Income                                                     220,533           $ 48.77            10,755,401
Intermediate Bond Fund                                            253,766           $ 10.32             2,618,869
Fidelity US Government Reserve                                        517            $ 1.00                   517
Fidelity Short-Term Bond                                              161            $ 8.80                 1,419
Fidelity International Bond                                           877            $ 7.98                 6,994
Fidelity Freedom 2040                                                  57            $ 7.39                   421

Other Mutual Funds
PIMCO Total Return Fund                                             9,613           $ 10.46               100,551
Newberger & Berman Genesis Trust                                    5,090           $ 29.11               148,180
Janus Worldwide                                                    35,082           $ 43.84             1,537,992
Templeton Foreign                                                   5,965            $ 9.25                55,179
                                                                                                     -------------
     Total Mutual Funds                                                                                55,863,712

Oneida LTD Common Stock *                                          12,059           $ 12.95               156,164
Participant loans                                                                                       2,161,303
                                                                                                     -------------
     Total Investments                                                                                $58,181,179
                                                                                                     -------------
                                                                                                     -------------


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on his behalf by the undersigned hereunto duly authorized.



                                     ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN

   Dated: June 27, 2002              By: /s/ Robert J. Houle
                                        -------------------------------------
                                         Robert J. Houle
                                         Vice President,Human Resources
                                         Oneida Ltd.